Exhibit 99.6

FORM 5

QUARTERLY LISTING STATEMENT

Name of Listed Issuer: Curaleaf Holdings, Inc.____                                    ________________ (the “Issuer”).

Trading Symbol: CURA

This Quarterly Listing Statement must be posted on or before the day on which the Issuer’s unaudited interim financial statements are to be filed under the Securities Act, or, if no interim statements are required to be filed for the quarter, within 60 days of the end of the Issuer’s first, second and third fiscal quarters. This statement is not intended to replace the Issuer’s obligation to separately report material information forthwith upon the information becoming known to management or to post the forms required by the Exchange Policies. If material information became known and was reported during the preceding quarter to which this statement relates, management is encouraged to also make reference in this statement to the material information, the news release date and the posting date on the Exchange website.

General Instructions

(a)	Prepare this Quarterly Listing Statement using the format set out below. The sequence of questions must not be altered nor should questions be omitted or left unanswered. The answers to the following items must be in narrative form. When the answer to any item is negative or not applicable to the Issuer, state it in a sentence. The title to each item must precede the answer.

(b)	The term “Issuer” includes the Listed Issuer and any of its subsidiaries.

(c)	Terms used and not defined in this form are defined or interpreted in Policy 1 – Interpretation and General Provisions.

There are three schedules which must be attached to this report as follows:

SCHEDULE A: FINANCIAL STATEMENTS

Financial statements are required as follows:

For the first, second and third financial quarters interim financial statements prepared in accordance with the requirements under Ontario securities law must be attached.

If the Issuer is exempt from filing certain interim financial statements, give the date of the exempting order.

FORM 5 – QUARTERLY LISTING STATEMENT January 2015 Page 1

Refer to the attached Condensed Interim Consolidated Financial Statements for the period ended September 30, 2022.

SCHEDULE B: SUPPLEMENTARY INFORMATION

The supplementary information set out below must be provided when not included in Schedule A.

1.	Related party transactions

Provide disclosure of all transactions with a Related Person, including those previously disclosed on Form 10. Include in the disclosure the following information about the transactions with Related Persons:

(a)	A description of the relationship between the transacting parties. Be as precise as possible in this description of the relationship. Terms such as affiliate, associate or related company without further clarifying details are not sufficient.

(b)	A description of the transaction(s), including those for which no amount has been recorded.

(c)	The recorded amount of the transactions classified by financial statement category.

(d)	The amounts due to or from Related Persons and the terms and conditions relating thereto.

(e)	Contractual obligations with Related Persons, separate from other contractual obligations.

(f)	Contingencies involving Related Persons, separate from other contingencies.

Refer to the attached Condensed Interim Consolidated Financial Statements for the period ended September 30, 2022 – Note 19.

2.	Summary of securities issued and options granted during the period.

Provide the following information for the period beginning on the date of the last Listing Statement (Form 2A):

(a)	summary of securities issued during the period,

FORM 5 – QUARTERLY LISTING STATEMENT January 2015 Page 2

Date of Issue	Type of Security (common shares, convertible debentures, etc.)	Type of Issue (private placement, public offering, exercise of warrants, etc.)	Number	Price	Total Proceeds	Type of Consideration (cash, property, etc.)	Describe relationship of Person with Issuer (indicate if Related Person)	Commission Paid

(b)	summary of options granted during the period,

Date	Number	Name of Optionee if Related Person and relationship	Generic description of other Optionees	Exercise Price	Expiry Date	Market Price on date of Grant

Refer to the attached condensed Interim Consolidated Financial Statements for the period ended September 30, 2022 – Note 12 (equity issued in relation to an acquisition) and Note 13 (options granted) .

3.	Summary of securities as at the end of the reporting period.

Provide the following information in tabular format as at the end of the reporting period:

(a)	description of authorized share capital including number of shares for each class, dividend rates on preferred shares and whether or not cumulative, redemption and conversion provisions,

Authorized Share Capital	Number of Authorized Shares
Multiple Voting Shares	No Maximum
Subordinate Voting Shares	No Maximum

(b)	number and recorded value for shares issued and outstanding,

Class of Share	Number of Issued and Outstanding Shares
Multiple Voting Shares	93,970,705
Subordinate Voting Shares	616,744,419

FORM 5 – QUARTERLY LISTING STATEMENT January 2015 Page 3

(c)	description of options, warrants and convertible securities outstanding, including number or amount, exercise or conversion price and expiry date, and any recorded value, and

Securities	Number of Outstanding Shares
Options	25,258,842
RSU	4,507,208

(d)	number of shares in each class of shares subject to escrow or pooling agreements or any other restriction on transfer.

Class of Share	Number of Issued and Outstanding Shares
Multiple Voting Shares	38,904,864
Subordinate Voting Shares	176,010,785

4.	List the names of the directors and officers, with an indication of the position(s) held, as at the date this report is signed and filed.

•	Boris Jordan, Executive Chairman

•	Joseph Lusardi, Executive Vice Chairman

•	Jaswinder Grover, Director

•	Karl Johansson, Director

•	Peter Derby, Director

•	Mitch Kahn, Director

•	Matt Darin, Chief Executive Officer

•	Ed Kremer, Chief Financial Officer

•	Peter Clateman, Chief Legal Officer

•	James Shorris, Chief Compliance Officer

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

Provide Interim MD&A if required by applicable securities legislation.

Refer to the attached MD&A for the period ended September 30, 2022.

FORM 5 – QUARTERLY LISTING STATEMENT January 2015 Page 4

Certificate Of Compliance

The undersigned hereby certifies that:

1.	The undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to sign this Quarterly Listing Statement.

2.	As of the date hereof there is no material information concerning the Issuer which has not been publicly disclosed.

3.	The undersigned hereby certifies to the Exchange that the Issuer is in compliance with the requirements of applicable securities legislation (as such term is defined in National Instrument 14-101) and all Exchange Requirements (as defined in CNSX Policy 1).

4.	All of the information in this Form 5 Quarterly Listing Statement is true.

Dated November 8, 2022.

Ed Kremer
Name of Director or Senior Officer

(Signed) Ed Kremer
Signature

Chief Financial Officer
Official Capacity

Issuer Details Name of Issuer Curaleaf Holdings, Inc.	For Quarter Ended September 30, 2022	Date of Report YY/MM/D 22/11/8
Issuer Address 666 Burrard Street Suite 1700
City/Province/Postal Code Vancouver / BC / V6C 2X8	Issuer Fax No. ( )	Issuer Telephone No. (781) 451-0150
Contact Name Tracy Brady	Contact Position Vice President, Corporate Communications	Contact Telephone No. (781) 451-0150
Contact Email Address Tracy.brady@curaleaf.com	Web Site Address www.curaleaf.com

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